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TBJ GOURMET
fun fine foods
natural AND gluten-free PRODUCTS

Michael Oraschewsky

Managing Partner at The Bacon Jams, LLC

Conshohocken, Pennsylvania

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The Bacon Jams, LLC

Millersville University of Pennsylvania

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500+ connections

I am a entrepreneur with a passion for taking good ideas to the next level. Currently I am a managing partner in The Bacon Jams, LLC, a company which produces, markets, and sells spreadable bacon as well as other fine foods that are fun. I function as the executive chef, head of Sales and Marketing, a...

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Activity
506 followers

Where can one get these!?!
Michael commented

I don't think that removing him as CEO of Tesla would ruin him.
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Experience

Chief Executive Boar
The Bacon Jams, LLC
Jun 2013 – Present · 5 yrs 11 mos
125 Noble St Norristown Pa 19401

Owner Operator
Conshohocken Cafe
Jan 2011 – Present · 8 yrs 4 mos
521 Fayette

 

...On A Roll
2003 – 2011 · 8 yrs
521 Fayette St

Education

Millersville University of Pennsylvania
Bachelor of Arts (BA), International Relations and Affairs
1999 – 2003

The Philipp University of Marburg
German Language and Literature
2001 – 2002

Licenses & Certifications

HCCAP
Penn State University

Volunteer Experience

Construction
Habitat for Humanity International
Jan 1996 – Jan 1999 · 3 yrs 1 mo

        